Laboratory Corporation of America-Registered Trademark-Holdings
358 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171


FOR IMMEDIATE RELEASE

Contact:  336-436-4855                  Shareholder Direct: 800-LAB-0401
          Pamela Sherry                                     www.labcorp.com


 LABORATORY CORPORATION OF AMERICA-REGISTERED TRADEMARK- SIGNS
 GROUP PURCHASING AGREEMENT WITH HEALTHTRUST PURCHASING GROUP, L.P.

Burlington, NC, August 24, 2000 - Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) (NYSE: LH) today announced that it has signed a multi-year national contract with Nashville-based HealthTrust Purchasing Group, L.P. (HPG), one of the country's largest group purchasing organizations. The agreement renews LabCorp's existing reference laboratory relationship with HCA-The Healthcare Company and recent spinoffs Triad Hospitals, Inc. and LifePoint Hospitals, Inc. It also extends LabCorp's total service offerings to all HPG members. HealthTrust Purchasing Group, L.P. membership includes hospitals, surgery centers, clinics, physicians, integrated delivery networks, and affiliate members.

"We are pleased with this significant new business opportunity to offer our full range of laboratory services to this considerable organization of health care providers," noted Stevan R. Stark, executive vice president of marketing and sales for LabCorp. "Our service history with HCA and other recent HPG members has been very favorable, and our capability to offer direct electronic connectivity to streamline ordering and result delivery remains an important LabCorp strength in meeting the testing and information needs of all HPG members."

Laboratory Corporation of America-Registered Trademark-Holdings (LabCorp-Registered Trademark-) is a national clinical laboratory with annual revenues of $1.7 billion in 1999. With 18,000 employees and over 100,000 clients nationwide, the company offers more than 2,000 clinical tests ranging from simple blood analyses to sophisticated molecular diagnostics. LabCorp leverages its expertise in innovative clinical testing technology with three Centers of Excellence.

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The  Center  for Molecular  Biology  and  Pathology, in Research
Triangle  Park (RTP),  North  Carolina, develops applications for  polymerase chain  reaction  (PCR) technology. Its Center for Occupational Testing in RTP is one of the world's largest substance abuse testing facilities, and the Center for Esoteric Testing in Burlington, North Carolina, performs the largest volume of specialty testing in the network. LabCorp's clients
include physicians,   state  and  federal  government,   managed
care organizations, hospitals, clinics, pharmaceutical and Fortune 1000 companies, and other clinical laboratories.

Each of the above forward-looking statements is subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect LabCorp's financial results is included in the Company's Form 10-K for the year ended December 31, 1999 and subsequent SEC filings.


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